Exhibit 99.1

OKYO Pharma Limited
(“OKYO”, “OKYO Pharma” or the “Company”)

OKYO Pharma to Present at the Second Annual GPCRs-Targeted Drug Discovery Summit in Boston, MA on February 21-23, 2023.

London and New York, NY, February 21, 2023 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in this multi-billion-dollar market, today announced that its CEO, Gary S. Jacob, Ph.D., will be giving an oral presentation entitled: “A Lipidated Protease-Resistant Chemerin Peptide Offers a Novel Therapeutic for Dry Eyes” on February 22, 2023 at the 2nd Annual GPCRs-Targeted Drug Discovery Summit at the Hyatt Regency in Boston, MA. Dr. Jacob’s talk, which is scheduled for the afternoon of February 22, will cover the planned clinical development of OKYO’s drug candidate OK-101 to treat dry eye disease (DED).

Dr. Jacob’s presentation will be preceded by an oral presentation carrying the same presentation title as Dr. Jacob’s talk which will be given by Dr. Alan Kopin, Chief Scientific Officer of On Target Therapeutics, and the inventor of OK-101, who will be presenting the research work that led to the discovery of OK-101 as well as in vivo testing and animal model studies conducted with OK-101. Dr. Jacob will follow with the progress that has led to the recent filing of an Investigational New Drug (IND) application with FDA on OK-101 to treat DED, and the Company’s plans to open a phase 2 trial of OK-101 in patients with DED in the first quarter of 2023.

On December 22, 2022, OKYO announced that it had received clearance of its Investigational New Drug (IND) application from the U.S. Food and Drug Administration (FDA) to initiate a Phase 2, first-in-human, clinical study of OK-101 for the treatment of DED.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Investor Relations	Paul Spencer	+44 (0)20 7495 2379
Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173